

February 5, 2015

Via E-mail
Daniel W. Balsiger
President
Icon Vapor, Inc.
8525 Arjons Drive, Suite A
San Diego, CA 92126

> **Re:** **Icon Vapor, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed January 21, 2015**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

On August 28, 2013, we issued 600,000 shares of our common stock, page 23

1.   We note your response to prior comment 6. Please tell us how you concluded that you were able to sell the 600,000 shares of common stock to Kodiak at $.225 per share on August 28, 2013. In this regard, your response should address (1) the Option Agreement dated April 5, 2013, filed as Exhibit 1.2 to your Form 1-A amended April 23, 2013 in which you granted Kodiak an option to purchase shares of common stock at fixed price of $.40 per share; (2) the disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak had the option to purchase the shares at a fixed price of $.40 per share; (3) your offering statement on Form 1-A that was qualified on August 14, 2013; and (4) the disclosure on page 37 of your Form 10 amended January 21, 2015 that on August 30, 2013 you issued 16,393 shares to an entity for services valued at $.6199 per share and from November 2013 until July 2014 you issued shares for services valued at or over $.40 per share.

2.   Please revise your risk factors to address the fact that, contrary to the requirement that you sell your shares listed in your offering statement on Form 1-A qualified on August 14, 2013 at a fixed per share price of $.40, you actually sold those shares at $.225 per share.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Luke C. Zouvas